
SEC MAIL PROCESSING
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NOV 2 9 2007
WASH, D.C.
185
SECTION


07008387

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-1-06 (MM/DD/YY) AND ENDING 9-30-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Lincoln Investments Inc 607076

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 South 17th Street, Suite 2B
(No. and Street)

Lincoln (City) Nebraska (State) 68502 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dana F. Cole & Company, LLP
(Name – *if individual, state last, first, middle name*)

1248 O Street, Suite 500 (Address) Lincoln (City) Nebraska (State) 68508 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Rooney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Lincoln Investments, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



STATE OF
GENERAL
NOTARY
NEBRASKA
JAMES J. POWERS
MY COMMISSION EXPIRES
October 6, 2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LINCOLN INVESTMENTS, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

FIRST LINCOLN INVESTMENTS, INC.
TABLE OF CONTENTS

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1248 O STREET, SUITE 500
LINCOLN, NEBRASKA 68508

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Lincoln Investments, Inc.
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of First Lincoln Investments, Inc. as of September 30, 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Lincoln Investments, Inc. as of September 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 11 through 12 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dana F Cole + Company, LLP

Lincoln, Nebraska
November 19, 2007

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

CURRENT ASSETS	
Cash in bank	33,526
Commissions receivable	12,603
Prepaid expenses	480
Total current assets	46,609
FURNITURE AND EQUIPMENT	
Office equipment	46,055
Less accumulated depreciation	(43,705)
Total furniture and equipment	2,350
OTHER ASSETS	
Deposit with clearing organization	11,030
TOTAL ASSETS	59,989

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Commissions payable	6,596
Payroll taxes payable	575
Total current liabilities	7,171
STOCKHOLDER'S EQUITY	
Capital stock - authorized 10,000 shares; $1 par value common; issued and outstanding 2,000 shares of which 1,000 are in the treasury	2,000
Additional paid-in capital	115,000
Retained earnings (deficit)	(49,182)
	67,818
Less treasury stock at cost	(15,000)
Total stockholder's equity	52,818
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	59,989

See accompanying notes to financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2007

REVENUES	
Commissions	182,366
Miscellaneous	45,176
Total revenues	227,542
EXPENSES	
Advertising	1,692
Commissions	108,503
Clearing	15,480
Correspondent fees	2,721
Depreciation	1,587
Donations	440
Dues and subscriptions	6,032
Insurance	3,775
Licensing	145
Miscellaneous	3,940
Postage	1,359
Professional fees	3,018
Quotation expense	14,161
Rent	15,898
Salaries	15,255
Supplies	1,602
Taxes	1,966
Telephone	5,154
Total expenses	202,728
INCOME FROM OPERATIONS	24,814
OTHER INCOME	
Interest income	452
NET INCOME	25,266

See accompanying notes to financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2007

COMMON STOCK	
Balance at beginning of year	2,000
Balance at end of year	2,000
ADDITIONAL PAID-IN CAPITAL	
Balance at beginning of year	115,000
Balance at end of year	115,000
RETAINED EARNINGS (DEFICIT)	
Balance at beginning of year	(74,448)
Net income (deficit) for the year	25,266
Balance at end of year	(49,182)
TREASURY STOCK	
Balance at beginning of year	(15,000)
Balance at end of year	(15,000)
TOTAL STOCKHOLDER'S EQUITY	52,818

See accompanying notes to financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED SEPTEMBER 30, 2007

SUBORDINATED LIABILITIES, October 1, 2006	- 0 -
Increases	
None	- 0 -
Decreases	
None	- 0 -
SUBORDINATED LIABILITIES, September 30, 2007	- 0 -

See accompanying notes to financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions received	181,177
Miscellaneous receipts	45,176
Interest received	452
Cash provided by operating activities	226,805
Cash paid for salaries and commissions	123,193
Cash paid for operating expenses	77,741
Cash disbursed for operating activities	200,934
Net cash provided by operating activities	25,871
NET INCREASE IN CASH	25,871
CASH, beginning of year	7,655
CASH, end of year	33,526

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2007

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net income	25,266
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,587
(Increase) Decrease in:	
Commissions receivable	(1,189)
Prepaid expenses	(31)
Deposit with clearing organization	(452)
Increase (Decrease) in:	
Commissions payable	565
Payroll taxes payable	125
Total adjustments	605
Net cash provided by operating activities	25,871

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

First Lincoln Investments, Inc., (Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company is a small brokerage firm located in Lincoln, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds.

Organization

First Lincoln Investments, Inc. is organized as a Corporation in the State of Nebraska.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2007, the Company had no cash equivalents.

Accounts Receivable

Accounts receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

Property and Equipment

Property and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

The Company provides for depreciation of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives which range from five to seven years.

For federal and state income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or refundable.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $1,692 for the year ended September 30, 2007.

NOTE 2. LEASES

The Company leases office space from The Sowers Club of Lincoln, Inc. The lease is a five-year lease expiring December 31, 2008.

The following is a schedule of future minimum rental payments required under the lease as of September 30, 2007:

2008	15,667
2009	3,917
	19,584

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At September 30, 2007, the Company had net capital of $49,948, which was $44,948 in excess of its required net capital. The Company's net capital ratio was 0.14 to 1.

NOTE 4. PROVISION (BENEFIT) FOR (FROM) INCOME TAXES

The following are the Company's unused income tax net operating loss carryforwards available for deduction from taxable income in future years and their respective years of expiration.

Year of Expiration	Operating Loss
9-30-22	24,588
9-30-23	34,156
9-30-24	4,183
9-30-26	2,387
Total	65,314

Carryforwards which give rise to a deferred tax asset are as follows:

Deferred tax asset	16,329
Valuation allowance	(16,329)
Total deferred tax asset	- 0 -

ACCOMPANYING INFORMATION

FIRST LINCOLN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF SEPTEMBER 30, 2007

NET CAPITAL		
Total stockholder's equity		52,818
Total stockholder's equity qualified for net capital		52,818
Deductions and/or charges		
A. Nonallowable assets		
A/R trails	40	
Prepaid expenses	480	
Furniture and equipment	2,350	2,870
Net capital before haircuts on securities positions		49,948
NET CAPITAL		49,948
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Commissions payable		6,596
Payroll taxes payable		575
Total aggregate indebtedness		7,171
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		
Company		5,000
Excess net capital at 1500%		44,948
Excess net capital at 1000%		49,231
Ratio: Aggregate indebtedness to net capital		.14 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		49,998
Adjustment		
Payroll taxes payable		(50)
Net capital per audited financial statements		49,948

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT ON EXEMPTION UNDER SEC. RULE 15c3-3
AS OF SEPTEMBER 30, 2007

First Lincoln Investment, Inc. is exempt from rule 15c3-3 under its following rule section:

C(K)(2)(ii) - All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1248 O STREET, SUITE 500
LINCOLN, NEBRASKA 68508

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
First Lincoln Investments, Inc.
Lincoln, Nebraska

In planning and performing our audit of the financial statements and supplemental schedules of First Lincoln Investments, Inc. (the Company), as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dana F. Cole + Company, LLP

Lincoln, Nebraska
November 19, 2007

END